SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ______)*

Janux Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

47103J 105

(CUSIP Number)

Jay Lichter, Ph.D.

Avalon Ventures

1134 Kline Street

La Jolla, California 92037

(858) 348-2180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons Avalon Ventures XI, L.P. (“Avalon Ventures”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,387,217
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,387,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,387,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.5% (2)
14.	Type of Reporting Person (see instructions) PN
(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), ABV SPV I GP LLC (“ABV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Avalon Ventures, ABV SPV, Avalon XI GP, ABV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 4,387,217 shares of the Issuer’s Common Stock which constitute approximately 10.5% of the class outstanding. The percentage calculation assumes that there are currently 41,611,510 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 11, 2021.

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons Avalon BioVentures SPV I, L.P. (“ABV SPV”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,479,492
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 04,479,492

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,479,492
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.76% (2)
14.	Type of Reporting Person (see instructions) PN

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), ABV SPV I GP LLC (“ABV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Avalon Ventures, ABV SPV, Avalon XI GP, ABV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 4,479,492 shares of the Issuer’s Common Stock which constitute approximately 10.8% of the class outstanding. The percentage calculation assumes that there are currently 41,611,510 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 11, 2021.

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons Avalon Ventures XI GP LLC (“Avalon XI GP”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,387,217
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,387,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,387,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.5% (2)
14.	Type of Reporting Person (see instructions) OO

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), ABV SPV I GP LLC (“ABV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Avalon Ventures, ABV SPV, Avalon XI GP, ABV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 4,387,217 shares of the Issuer’s Common Stock which constitute approximately 10.5% of the class outstanding. The percentage calculation assumes that there are currently 41,611,510 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 11, 2021.

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons ABV SPV I GP LLC (“ABV GP”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,479,492
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,479,492

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,479,492
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.8% (2)
14.	Type of Reporting Person (see instructions) OO

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), ABV SPV I GP LLC (“ABV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Avalon Ventures, ABV SPV, Avalon XI GP, ABV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 4,479,492 shares of the Issuer’s Common Stock which constitute approximately 10.8% of the class outstanding. The percentage calculation assumes that there are currently 41,611,510 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 11, 2021.

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons Kevin Kinsella (“Kinsella”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,387,217
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,387,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,387,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.5% (2)
14.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), ABV SPV I GP LLC (“ABV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Avalon Ventures, ABV SPV, Avalon XI GP, ABV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 4,387,217 shares of the Issuer’s Common Stock which constitute approximately 10.5% of the class outstanding. The percentage calculation assumes that there are currently 41,611,510 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 11, 2021.

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons Richard Levandov (“Levandov”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,387,217
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,387,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,387,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.5% (2)
14.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), ABV SPV I GP LLC (“ABV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Avalon Ventures, ABV SPV, Avalon XI GP, ABV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 4,387,217 shares of the Issuer’s Common Stock which constitute approximately 10.5% of the class outstanding. The percentage calculation assumes that there are currently 41,611,510 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 11, 2021.

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons Braden Bohrmann (“Bohrmann”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,387,217
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,387,217

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,387,217
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.5% (2)
14.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), ABV SPV I GP LLC (“ABV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Avalon Ventures, ABV SPV, Avalon XI GP, ABV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

The reporting person is the beneficial owner of 4,387,217 shares of the Issuer’s Common Stock which constitute approximately 10.5% of the class outstanding. The percentage calculation assumes that there are currently 41,611,510 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 11, 2021.

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons Jay Lichter, Ph.D. (“Lichter”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,000(2)
	8.	Shared Voting Power 8,866,709
	9.	Sole Dispositive Power 30,000(2)
	10.	Shared Dispositive Power 8,866,709

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,896,709(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 21.4%(4)
14.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), ABV SPV I GP LLC (“ABV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Avalon Ventures, ABV SPV, Avalon XI GP, ABV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents an option to purchase common stock within 60 days of June 15, 2021.
(3)

Includes 4,387,217 shares held by Avalon Ventures, 4,479,492 shares held by ABV SPV and 30,000 shares issuable to the Reporting Person upon exercise of an option to purchase common stock within 60 days of June 15, 2021.

(4)

The reporting person is the beneficial owner of 8,896,709 shares of the Issuer’s Common Stock which constitute approximately 21.4% of the class outstanding. The percentage calculation is based on 41,641,510 shares of Common Stock outstanding as of June 15, 2021, assuming the exercise of the Reporting Person’s option exercisable within 60 days of June 15, 2021 and assuming that the Issuer has 41,611,510 shares of Common Stock outstanding upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 11, 2021.

CUSIP No. 47103J 105	13D

1.	Name of Reporting Persons Tighe Reardon (“Reardon”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 365,085(2)
	8.	Shared Voting Power 4,479,492
	9.	Sole Dispositive Power 365,085(2)
	10.	Shared Dispositive Power 4,479,492

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,844,577(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.6%(4)
14.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Avalon Ventures XI, L.P. (“Avalon Ventures”), Avalon BioVentures SPV I, L.P. (“ABV SPV”), Avalon Ventures XI GP LLC (“Avalon XI GP”), ABV SPV I GP LLC (“ABV GP”), Kevin Kinsella, Richard Levandov, Braden Bohrmann, Jay Lichter, Ph.D. and Tighe Reardon. Avalon XI GP is general partner of Avalon Ventures and may be deemed to have voting and investment power with respect to the shares held by Avalon Ventures. ABV GP is a general partner of ABV SPV and may be deemed to have voting and investment power with respect to the shares held by ABV SPV and as a result may be deemed to have beneficial ownership of such shares. Kevin Kinsella, Richard Levandov, Braden Bohrmann and Jay Lichter, Ph.D. are the managing members of Avalon XI GP and share voting and investment power with respect to the shares held by Avalon Ventures. Jay Lichter, Ph.D. and Tighe Reardon share voting and investment power with respect to the shares held by ABV SPV. Avalon Ventures, ABV SPV, Avalon XI GP, ABV GP, Kevin Kinsella, Richard Levandov, Braden Bohrmann, Jay Lichter, Ph.D. and Tighe Reardon expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents 172,935 shares held directly by the Reporting Person and 192,150 shares issuable to the Reporting Person upon exercise of an option to purchase common stock within 60 days of June 15, 2021.
(3)

Includes 4,479,492 shares held by ABV SPV, 172,935 shares held directly by the Reporting Person and 192,150 shares issuable to the Reporting Person upon exercise of an option to purchase common stock within 60 days of June 15, 2021.

(4)

The reporting person is the beneficial owner of 4,844,577 shares of the Issuer’s Common Stock which constitute approximately 11.6% of the class outstanding. The percentage calculation is based on 41,803,660 shares of Common Stock outstanding as of June 15, 2021, assuming the exercise of the Reporting Person’s option exercisable within 60 days of June 15, 2021 and assuming that the Issuer has 41,611,510 shares of Common Stock outstanding upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 11, 2021.

Item 1.	Security and Issuer

(a) This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Janux Therapeutics, Inc., a Delaware corporation (the “Issuer”).

(b) The principal executive offices of the Issuer are located at 11099 N. Torrey Pines Road, La Jolla, CA 92037.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a) The persons and entities filing this Schedule 13D are Avalon Ventures, ABV SPV, Avalon XI GP, ABV GP, Kinsella, Levandov, Bohrmann, Lichter and Reardon (collectively, the “Reporting Persons”). Lichter is a director of the Issuer and Reardon is an officer of the Issuer.

(b) The address of the principal place of business for the Reporting Persons is 1134 Kline Street, La Jolla, CA 92037.

(c) The principal business of each of the Reporting Persons is the venture capital investment business.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals named in Item 2(a) is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 10, 2021, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-256297) in connection with its initial public offering of 13,110,000 shares of Common Stock was declared effective. The closing of the initial public offering took place on June 15, 2021, and at such closing ABV SPV purchased 629,411 shares of Common Stock at the initial public offering price of $17.00 per share. The source of funds for such purchase was the working capital of ABV SPV and capital contributions made to ABV SPV by its partners.

Item 4.	Purpose of Transaction.

ABV SPV purchased the shares of Common Stock of the Issuer in the initial public offering for investment purposes.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons has any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) (b)

Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
Avalon Ventures	4,387,217		4,387,217		4,387,217	4,387,217	10.5%
ABV SPV	4,479,492		4,479,492		4,479,492	4,479,492	10.8%
Avalon XI GP (2)			4,387,217		4,387,217	4,387,217	10.5%
ABV GP (3)			4,479,492	0	4,479,492	4,479,492	10.8%
Kinsella (4)			4,387,217	0	4,387,217	4,387,217	10.5%
Levandov (4)			4,387,217		4,387,217	4,387,217	10.5%
Borhmann(4)			4,387,217		4,387,217	4,387,217	10.5%
Lichter (4) (5) (6)	30,000	30,000	8,866,709	30,000	8,866,709	8,896,709	21.4%
Reardon (5)(7)	365,085	365,085	4,479,492	365,085	4,479,492	4,844,577	11.6%

(1) The percentage calculation assumes that there are currently 41,611,510 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 11, 2021.

(2) Avalon XI GP is the general partner of Avalon Ventures.

(3) ABV GP is a general partner of ABV SPV.

(4) The Reporting Person is a managing member of Avalon XI GP. The shares are held by Avalon Ventures. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of his pecuniary interest therein.

(5) The Reporting Person is a managing member of ABV GP. The shares are held by ABV SPV. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of his pecuniary interest therein.

(6) The Reporting Person is a director of the Issuer.

(7) The Reporting Person is an officer of the Issuer.

(c) The information provided in Item 3 is hereby incorporated by reference. In addition, on June 15, 2021, Avalon Ventures acquired 4,195,067 shares of Common Stock of the Issuer and ABV SPV acquired 3,850,081 shares of the Issuer upon the automatic conversion of preferred stock of the Issuer in connection with the closing of the Issuer’s initial public offering.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investors’ Rights Agreement

Avalon Ventures and ABV SPV and other stockholders of the Issuer have entered into an Amended and Restated Investors’ Rights Agreement dated April 15, 2021, as amended (the “Investors’ Rights Agreement”), with the Issuer. Subject to the terms of the Investors’ Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand registration rights.

At any time beginning 180 days after the effective date of the Registration Statement, the holders of a majority of the Registrable Securities having registration rights have the right to demand that the Issuer file a registration statement under the Securities Act to register the Registrable Securities requested to be registered by the holders of Registrable Securities. These registration rights are subject to specified conditions and limitations, including a limitation on the number of such registration statements that can be demanded by the holders of Registrable Securities, restrictions on the exercise of such demand registration rights during periods of time that may be detrimental to the Company and its stockholders, and the right of the underwriters to limit the number of shares of Registrable Securities included in any such registration under certain circumstances.

Form S-3 registration rights.

If the Issuer is eligible to file a registration statement on Form S-3, each holder of shares of Registrable Securities having registration rights has the right to demand that the Issuer file no more than one registration statement for the holders on Form S-3 in any 12-month period so long as the aggregate offering price of securities to be sold under the registration statement on Form S-3 is at least $1,000,000, subject to specified exceptions, conditions and limitations.

“Piggyback” registration rights.

If the Issuer registers any securities for public sale, stockholders with registration rights will have the right to include their Registrable Securities in the registration statement, provided that the underwriters of any such underwritten offering will have the right to limit the number of Registrable Securities rights to be included in the registration statement.

Expenses of registration.

The Issuer will pay all expenses, including for the reasonable fees and costs of one counsel to the holders of Registrable Securities, relating to all demand registrations, Form S-3 registrations and piggyback registrations.

Expiration of registration rights.

The registration rights described above will terminate, as to a given holder of Registrable Securities, at any time following the Issuer’s initial public offering when such holder can sell all of such holder’s Registrable Securities pursuant to Rule 144 promulgated under the Securities Act during any three-month period.

Lock-up Agreement

Avalon Ventures, ABV SPV, along with the Issuer’s directors, executive officers and substantially all of the Issuer’s other stockholders and optionholders, have agreed with the underwriters that for a period of 180 days after June 10, 2021, except with the prior written consent of BofA Securities, Inc., Cowen and Company, LLC and Evercore Group L.L.C. and subject to specified exceptions, that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock.

The foregoing descriptions of the terms of the Investors’ Rights Agreement and the Lock- up Agreement are intended as summaries only and are qualified in their entirety by reference to the Investors’ Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best knowledge of each of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

A.

Amended and Restated Investors’ Rights Agreement, by and between the Issuer and certain of its stockholders, dated April 15, 2021, as amended (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A (SEC File No. 333-256297), filed with the SEC on June 7, 2021).

B.	Form of Lock-up Agreement

C.	Agreement regarding joint filing of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2021

AVALON VENTURES XI, L.P.		AVALON BIOVENTURES SPV I, L.P.

By:	/s/ Tighe Reardon Name: Tighe Reardon Title: Authorized Signer	By:	/s/ Tighe Reardon Name: Tighe Reardon Title: Authorized Signer

AVALON VENTURES XI GP LLC		ABV SPV I GP LLC

By:	/s/ Tighe Reardon Name: Tighe Reardon Title: Authorized Signer	By:	/s/ Tighe Reardon Name: Tighe Reardon Title: Authorized Signer

/s/ Kevin Kinsella KEVIN KINSELLA		/s/ Richard Levandov RICHARD LEVANDOV

/s/ Braden Bohrmann BRADEN BOHRMANN		/s/ Jay Lichter, Ph.D. JAY LICHTER, PH.D.

/s/ Tighe Reardon TIGHE REARDON

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBITS

A

Amended and Restated Investors’ Rights Agreement, by and between the Issuer and certain of its stockholders, dated April 15, 2021, as amended (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A (SEC File No. 333-256297), filed with the SEC on June 7, 2021).

B	Form of Lock-up Agreement

C	Agreement regarding joint filing of Schedule 13D.